UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Guardion Health Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40145Q 104
(CUSIP Number)

December 27, 2016
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40145Q 104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leon S. Krajian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) (b)	☐ ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,674,789
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,674,789
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,674,789
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.48%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 40145Q 104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, $.001 par value, of Guardion Health Sciences, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 15150 Avenue of Science, Suite 200, San Diego, California 92128.

Item 2.  Identity and Background.

(a) – (c), (f) This statement is being filed by Leon S. Krajian, a 5% shareholder of the Issuer, with a business address at 770 Mays Boulevard, Suite #3721, Incline Village, Nevada 89450. Mr. Krajian is a citizen of the United States.

(d) – (e) During the last five years, Mr. Krajian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Krajian purchased 99,182 shares of Common Stock of the Issuer on June 29, 2012 by converting a promissory note into stock, the principal and interest of which was $54,400 of Mr. Krajian’s personal funds.

Mr. Krajian purchased 231,974 shares of Common Stock of the Issuer on May 1, 2015 by converting a promissory note into stock, the principal and interest of which was $54,400 of Mr. Krajian’s personal funds held in his personal IRA, the Equity Trust Company Custodian FBO Leon S. Krajian IRA, for which Mr. Krajian is the owner.

Mr. Krajian purchased 1,544,541 shares of Common Stock of the Issuer on May 1, 2015 by converting a series of promissory notes into stock, the aggregate principal and interest of which was $386,135.07 of Mr. Krajian’s personal funds.

On May 1, 2015, in conjunction with the note conversion described above, the Equity Trust Company Custodian FBO Leon S. Krajian IRA received a warrant to purchase up to 146,000 shares of Common Stock of the Issuer at an exercise price of $0.01 per share that is vested and exercisable for three years.

From a period of September 30, 2015 through April 28, 2016, Mr. Krajian received a series of warrants to purchase an aggregate of up to 550,000 shares of Common Stock of the Issuer each at an exercise price of $0.25 per share that are vested and exercisable for three years. Each warrant was issued as an inducement to enter into a series of short-term loans with the Issuer. Seven of the short-term loans were made with Mr. Krajian as an individual and one was made through Mr. Krajian’s 401k plan, ACS Associates 401K Plan, for which Mr. Krajian is the Administrator.

From a period of December 30, 2015 to December 31, 2016, Mr. Krajian received a series of warrants to purchase an aggregate of up to 585,000 shares of Common Stock of the Issuer each at an exercise price of $0.25 per share that are vested and exercisable for three years. Each warrant was issued as post maturity interest in the form of a warrant related to the series of short-term loans with the Issuer described above.

On December 31, 2016, Mr. Krajian decided to participate in the Issuer’s Series A Preferred Stock Private Placement by surrendering all principal and interest of his series of short-term loans described above, the aggregate amount of which was $310,855, which purchased 310,855 shares of Preferred Stock of the Issuer at a price of $1.00 per share, 283,816 of which were purchased by Mr. Krajian as an individual, and 27,039 were purchased by ACS Associates 401K Plan. Per the terms of the Preferred Stock Purchase Agreements, the Preferred Stock is convertible into Common Stock upon certain occurrences and voluntarily by the shareholder at $0.60 per share. If these Preferred Shares were converted in their entirety, Mr. Krajian could acquire 518,092 shares of Common Stock.

Item 4.  Purpose of Transaction.

(a) The purpose of each of the issuances of Common Stock described above was for Mr. Krajian to acquire an equity interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Krajian beneficially owns 3,674,789 shares of Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 1, 2, 3, and 4 above is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 40145Q 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 5, 2017

By:	/s/ Vincent J. Roth as attorney-in-fact for Leon S. Krajian

Name:	Leon S. Krajian

Title:	As an individual